# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LaFayette Acquisition Corp., CIK 0002079106
CUSIP: G53426105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 4 Rue Murillo, Paris, France (I0), 75008
Date of event which requires filing of this statement: 10/27/2025
Filed by CIK 0002090480
Persons authorized to receive notices and communications: Christophe Charlier, 4 Rue Murillo, Paris, France (I0), 75008, 33 1 45 75 86 28

## Reporting persons
- LaFayette Sponsor LLC (CIK 0002090480): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 2,805,952; shared voting power 0; sole dispositive power 2,805,952; shared dispositive power 0; aggregate amount beneficially owned 2,805,952 (17.86% of the class)
- Christophe Charlier (CIK 0001881256): type of reporting person: individual (IN); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 2,805,952; shared voting power 0; sole dispositive power 2,805,952; shared dispositive power 0; aggregate amount beneficially owned 2,805,952 (17.86% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: LaFayette Acquisition Corp.
Address of issuer's principal executive offices: 4 Rue Murillo, Paris, France (I0), 75008

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:

1. LaFayette Sponsor LLC ("Sponsor")
2. Christophe Charlier
Residence or business address: The business address of reporting persons are: c/o LaFayette Acquisition Corp., 4 Rue Murillo, Paris, France 75008.
Present principal occupation or employment: Sponsor is a private investor. Mr. Christophe Charlier is the Chairman and Chief Executive Officer of LaFayette Acquisition Corp.
Criminal convictions in the last five years: During the past five years, neither Sponsor nor Mr. Christophe Charlier have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Each of Sponsor and Mr. Christophe Charlier has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Sponsor is a Cayman Islands limited liability company.

Mr. Christophe Charlier is a citizen of France.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by the reporting persons to acquire the ordinary shares reported on in this Schedule 13D was working capital. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 7, 2024, the Issuer issued an aggregate of 2,875,000 ordinary shares to EBC Holdings, Inc. for an aggregate purchase price of $5,000. The Issuer subsequently effected a share dividend, resulting in 3,833,333 ordinary shares outstanding. On June 30, 2025, EBC Holdings, Inc. transferred an aggregate of 2,651,666 ordinary shares to Sponsor for an aggregate purchase price of approximately $3,459, or approximately $0.001 per share, the same per-share purchase price originally paid by EBC Holdings, Inc. for such shares. In September 2025, Sponsor transferred an aggregate of 90,000 shares to the Issuer's directors and Sponsor has agreed to transfer an aggregate of 30,000 shares to the Issuer's Chief Financial Officer upon consummation of an initial business combination. On October 27, 2025, the Issuer consummated its initial public offering ("IPO") and in connection with the consummation, Sponsor purchased an aggregate of 244,286 units for an aggregate purchase price of $2,442,860. Each unit purchased was comprised of one ordinary share of the Issuer and one right to receive one-tenth of one ordinary share of the Issuer upon consummation of an initial business combination. The reporting persons made the acquisitions reported in this Schedule 13D as sponsor and officer and director of the Issuer and in support of the Issuer's business plan. The reporting persons may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, including as a result of ownership of the rights referred to above. However, reporting persons do not have any other agreements to acquire additional ordinary shares at this time. As Chairman and Chief Executive Officer of the Issuer, Mr. Christophe Charlier is involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Issuer's board of directors. Additionally, as the Issuer's business plan is to enter into a business combination, Mr. Christophe Charlier, as Chairman and Chief Executive Officer of the Issuer, is actively involved in pursuing a suitable target for the Issuer's business combination and will be actively involved in effecting any such business combination if the Issuer's business plan is successful, which may also result in a change in the Issuer's board of directors, corporate structure or charter.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, the reporting persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of ordinary shares beneficially owned by reporting persons (on the basis of a total of 15,713,333 ordinary shares outstanding as of October 27, 2025) are as follows:

i. Sponsor: 2,805,952 ordinary shares; 17.86%
ii. Christophe Charlier: 2,805,952 ordinary shares; 17.86%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares to which Sponsor has:

i. Sole power to vote or to direct the vote: 2,805,952,
ii. Shared power to vote or to direct the vote: 0,
iii. Sole power to dispose or to direct the disposition of: 2,805,952, and
iv. Shared power to dispose or to direct the disposition of: 0.

Number of shares to which Christophe Charlier has:

i. Sole power to vote or to direct the vote: 2,805,952,
ii. Shared power to vote or to direct the vote: 0,
iii. Sole power to dispose or to direct the disposition of: 2,805,952, and
iv. Shared power to dispose or to direct the disposition of: 0.
Transactions in the class effected during the past sixty days: The reporting persons are the beneficial owner of 2,805,952 ordinary shares, or approximately 17.86%, of the Issuer's outstanding ordinary shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: During the 60 days preceding the date of this report, the reporting persons have not effected any transactions in the Issuer's ordinary shares other than as indicated in this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Sponsor is party to a Private Placement Units Purchase Agreement, dated October 23, 2025, by and between the Issuer and Sponsor ("Private Units Purchase Agreement"); a Registration Rights Agreement, dated October 23, 2025, by and among the Issuer and certain other parties thereto ("Registration Rights Agreement"); a Letter Agreement, dated October 23, 2025, by and among the Issuer, EarlyBirdCapital, Inc. and certain other parties thereto ("Insider Letter Agreement") and a Share Escrow Agreement dated October 23, 2025, by and among the Issuer and certain other parties thereto ("Share Escrow Agreement").

Pursuant to the Private Units Purchase Agreement, Sponsor purchased 244,286 private placement units ("Placement Units") simultaneously with the consummation of the IPO. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Private Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below). The description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 28, 2025 (and is incorporated by reference herein as Exhibit 10.1).

Pursuant to the Registration Rights Agreement, the initial shareholders, including Sponsor, and the other parties thereto are entitled to registration rights with respect to certain securities of the Issuer held by them. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. In addition, the holders have certain piggy-back registration rights with respect to registration statements filed subsequent to consummation of the Issuer's Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements. The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 28, 2025 (and is incorporated by reference herein as Exhibit 10.2).

Pursuant to the Insider Letter Agreement, Sponsor agreed, among other things, to vote all ordinary shares owned by it, subject to applicable securities laws, in favor of a proposed Business Combination, not to sell or transfer any securities of the Issuer, subject to certain exceptions, until certain periods of time set forth in the Insider Letter Agreement and the Share Escrow Agreement and that it would not seek redemption rights with respect to any ordinary shares held by it. The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 28, 2025 (and is incorporated by reference herein as Exhibit 10.3).

Pursuant to the Share Escrow Agreement, Sponsor agreed, among other things, that the shares held by it prior to the IPO may not be transferred, assigned, sold or released from escrow, except for certain permitted transfers, until six months after the date of the consummation of an initial Business Combination, or earlier, if, subsequent to an initial Business Combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer's shareholders having the right to exchange their shares for cash, securities or other property. The description of the Share Escrow Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 28, 2025 (and is incorporated by reference herein as Exhibit 10.4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Private Placement Units Purchase Agreement, dated as of October 23, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 28, 2025).

Exhibit 10.4 - Registration Rights Agreement, dated as of October 23, 2025, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 28, 2025).

Exhibit 10.3 - Insider Letter Agreement, dated as of October 23, 2025, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 28, 2025).

Exhibit 10.3 - Share Escrow Agreement, dated as of October 23, 2025, by and among the Issuer, the Sponsor, the Issuer's officers and directors and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 28, 2025).

Exhibit - 99.1 - Joint Filing Agreement, October 29, 2025, by and among the Reporting Persons.

## Signatures
- LaFayette Sponsor LLC: /s/ Jason Simon, Jason Simon, Attorney-in-Fact (10/29/2025)
- Christophe Charlier: /s/ Jason Simon, Jason Simon, Attorney-in-Fact (10/29/2025)